Exhibit 20.1
                                                         Contacts:
                                                         Alfred R. Camner
                                                         Chief Executive Officer

                                                         James A. Dougherty
                                                         Chief Operating Officer

                                                         Samuel Milne
                                                         Chief Financial Officer
                                  NEWS RELEASE
                                   BANKUNITED            Phone (305) 569-2000
                         Nasdaq National Market: BKUNA

                        BankUnited Financial Corporation
        \bullet\ 255 Alhambra Circle \bullet\ Coral Gables, Florida 33134
           BankUnited, FSB \bullet\ Private and Relationship Banking


FOR IMMEDIATE RELEASE
January 15, 1998

       BANKUNITED FINANCIAL CORPORATION TO REDEEM ALL OUTSTANDING SHARES
                            OF BKUNP PREFERRED STOCK

CORAL GABLES, FL -- BankUnited Financial Corporation today announced that it will redeem all outstanding shares of its 8% Noncumulative Convertible Preferred Stock, Series 1993 at $10.00 per share on February 20, 1998. The stock is listed on the NASDAQ National Market System under the symbol BKUNP.

As an alternative to redemption, stockholders have the right to convert one share of 8% Noncumulative Convertible Preferred Stock to one share of BankUnited Series I Class A Common Stock, $.01 par value. On January 14, 1998, the closing per share price of the Common Stock was $14-1/8 or $14.125. Based on that price, it is advantageous for stockholders to convert their Preferred Stock shares into Common Stock.

Alfred R. Camner, Chairman and Chief Executive Officer, of BankUnited, stated, "The Company is taking this action to help streamline its capital structure. We anticipate that the conversion and/or redemption of this class of stock will result in an annual savings of $600,000 in after-tax preferred dividends."

After 5:00PM on February 20, 1998, holders of Series 1993 Preferred Stock will not be able to convert their shares and will only have the right to receive the redemption price, without interest, upon surrender of their shares. Dividends for Series 1993 Preferred Stock have ceased as of December 31, 1997.

BankUnited, FSB, is the principal subsidiary of BankUnited Financial Corporation and is one of the largest savings institutions headquartered in Florida. BankUnited, a federal savings bank, had assets of $2.1 billion as of September 30, 1997. It operates 17 banking offices throughout Miami-Dade, Broward and
Palm Beach Counties. In September, BankUnited agreed to acquire Consumers Savings Bank which is anticipated to close in January, 1998. In December, the company agreed to acquire Central Bank which is anticipated to close in the second quarter of fiscal 1998.

BankUnited Financial Corporation is traded on the Nasdaq National Market. Its common stock trades under the symbol BKUNA. Preferred stocks trade under the symbols BKUNO, BKUNP and BKUNZ.

                                       ###

CONTACT:              SAMUEL MILNE, CFO, BANKUNITED, (305) 569-2000
Distributed by:       Boardroom Communications, (954) 321-6334
                      Linda Greck/Julie Silver